EXHIBIT 12.1

MURPHY OIL CORPORATION AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

(THOUSANDS OF DOLLARS)

	Years Ended December 31,
	2006	2005	2004	2003	2002
Income from continuing operations before income taxes	$1,028,425	1,372,059	804,936	374,205	121,566
Distributions (less than) greater than equity in earnings of affiliates	(4,065)	(5,514)	(4,225)	(209)	(3)
Previously capitalized interest charged to earnings during period	11,741	15,564	14,065	10,457	7,748
Interest and expense on indebtedness	9,476	8,765	34,064	20,511	26,968
Interest portion of rentals*	14,021	9,397	7,908	9,857	9,445

Earnings before provision for taxes and fixed charges	$1,059,598	1,400,271	856,748	414,821	165,724

Interest and expense on indebtedness, excluding capitalized interest	$9,476	8,765	34,064	20,511	26,968
Capitalized interest	43,073	38,539	22,160	37,240	24,536
Interest portion of rentals*	14,021	9,397	7,908	9,857	9,445

Total fixed charges	$66,570	56,701	64,132	67,608	60,949

Ratio of earnings to fixed charges	15.9	24.7	13.4	6.1	2.7

*Calculated	as one-third of rentals, which is considered a reasonable approximation of interest factor.

Ex. 12-1